    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 3, 2003

                                                           REGISTRATION NO.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                                    FORM S-2
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                                 BIOTIME, INC.
               (Exact name of Registrant as specified in charter)

                      CALIFORNIA                                             94-3127919
   (State or other jurisdiction of incorporation or           (I.R.S. Employer Identification Number)
                    organization)

                                                            JUDITH SEGALL, VICE PRESIDENT AND SECRETARY
                  935 PARDEE STREET                                        BIOTIME, INC.
              BERKELEY, CALIFORNIA 94710                                 935 PARDEE STREET
                    (510) 845-9535                                   BERKELEY, CALIFORNIA 94710
                                                                           (510) 845-9535
 (Address, including zip code, and telephone number,     (Name, address, including zip code, and telephone
                 including area code,                                         number,
     of Registrant's principal executive offices)            including area code, of agent for service)

                             ---------------------
COPIES OF ALL COMMUNICATIONS, INCLUDING ALL COMMUNICATIONS SENT TO THE AGENT FOR
                          SERVICE, SHOULD BE SENT TO:
                            RICHARD S. SOROKO, ESQ.
              LIPPENBERGER, THOMPSON, WELCH, SOROKO & GILBERT LLP
                             201 TAMAL VISTA BLVD.
                         CORTE MADERA, CALIFORNIA 94925
                              TEL. (415) 927-5200
                             ---------------------
    Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: [X]

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
                                                                                           PROPOSED
                                                  AMOUNT              PROPOSED             MAXIMUM             AMOUNT OF
         TITLE OF EACH CLASS OF                   TO BE           MAXIMUM OFFERING        AGGREGATE           REGISTRATION
       SECURITIES TO BE REGISTERED              REGISTERED       PRICE PER UNIT (1)   OFFERING PRICE(1)           FEE
------------------------------------------------------------------------------------------------------------------------------
Common Share Subscription Rights.........       13,654,949               --                   --                   --
Common Shares, no par value(2)...........       1,706,869              $1.40            $2,389,616.60           $193.32
Warrants to Purchase Common Shares(2)....        853,434                 --                   --                   --
Common Shares, no par value(3)...........        853,434               $1.40            $1,194,807.60            $96.66
Warrants to Purchase Common Shares(3)....        426,717                 --                   --                   --
Common Shares, no par value(4)...........        428,571               $1.40               $600,000              $48.54
Warrants to Purchase Common Shares(4)....        214,285                 --                   --                   --
Warrants to Purchase Common Shares(4)....        250,000                 --                   --                   --
Warrants to Purchase Common Shares(5)....        500,000                 --                   --                   --
Common Shares, no par value(6)...........       1,071,428              $1.40              $1,500,000            $121.35
Warrants to Purchase Common Shares(6)....        535,714                 --                   --                   --
Common Shares, no par value(7)...........       2,780,150              $2.00              $5,560,300            $449.83
------------------------------------------------------------------------------------------------------------------------------
Total Registration Fee...................                                                  $909.70
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee.

(2) Issuable upon the exercise of the Common Share Subscription Rights.

(3) Issuable to fill Excess Over-Subscriptions.

(4) Issuable to the Guarantors.

(5) Issuable to Participating Debenture Holders.

(6) Issuable in exchange for Debenture.

(7) Issuable upon the exercise of the Warrants.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS

                                 BIOTIME, INC.

       1,706,869 UNITS ISSUABLE UPON THE EXERCISE OF SUBSCRIPTION RIGHTS
            853,434 UNITS ISSUABLE TO FILL EXCESS OVER-SUBSCRIPTIONS
                    428,571 UNITS OFFERED TO THE GUARANTORS
       1,071,428 UNITS ISSUABLE IN EXCHANGE FOR SERIES 2001-A DEBENTURES
           2,780,150 COMMON SHARES ISSUABLE UPON EXERCISE OF WARRANTS
        EACH UNIT CONSISTS OF ONE COMMON SHARE AND ONE-HALF OF A WARRANT

    BioTime, Inc. ("BioTime") is issuing new securities called "rights." The rights will entitle you to subscribe for and purchase one "unit" for every eight rights you hold. The subscription price is $1.40 per unit. Each unit will consist of one BioTime common share and one-half of a warrant to purchase one common share. Each full warrant will entitle you to purchase one common share of BioTime for $2.00 per share. You will receive a right from BioTime if you owned
BioTime shares as of the close of business on          , 2003, which has been
set as the record date. You will receive one right for each common share that you owned on the record date. If your shares were held in the name of Cede & Co. as nominee for The Depository Trust Company, or in the name of any other depository or nominee, on the record date, you will also receive rights.

    A group of private investors (the "Guarantors") and certain holders of BioTime Series 2001-A debentures (the "Participating Debenture Holders") have agreed to purchase units that remain unsold at the conclusion of the rights offering, excluding units that we have authorized to issue to fill over-subscriptions and subject to a maximum purchase obligation of $2,250,000. The Participating Debenture Holders will purchase their portion of any unsold units by exchanging a principal amount Series 2001-A debentures equal to the purchase price of the units.

  THE RIGHTS WILL EXPIRE AT 5:00 P.M. NEW YORK CITY TIME ON           , 2003.

    By exercising your rights, you will be able to purchase BioTime shares at a price below market, without incurring broker's commissions. By over-subscribing, you may be able to purchase any units that are left over by shareholders who fail to exercise their rights. BioTime may also issue up to 853,434 additional units to fill over-subscriptions.

    In addition to the units that may be issued through the exercise of the rights and units that may be sold to fill excess over-subscriptions, we will offer and sell up to an additional 428,571 units at the subscription price directly to the Guarantors and their designees. The Guarantors will not be obligated to purchase any of these additional units, and we will not pay underwriting fees or commissions with respect to any of the additional units sold in this manner.

    We are also offering all holders of our Series 2001-A debentures the opportunity to exchange up to $1,500,000 of those debentures for units at the subscription price per unit. The Participating Debenture Holders have agreed to exchange all of their debentures for units, subject to proration in the event the total amount of debentures exchanged exceeds $1,500,000, if the rights offer is over-subscribed so that BioTime issues all of the units reserved to fill excess over-subscriptions, and if the Guarantors purchase all 428,571 additional units offered to them.

    The common shares are authorized for trading on the American Stock Exchange ("AMEX") under the symbol BTX. The rights will be transferable and are expected to be approved for trading on the AMEX under the symbol BTXR. The warrants and common shares issuable upon the exercise of the rights will be immediately tradeable apart from the units. We have applied to list the warrants on the AMEX under the symbol BTXW.

    THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS" ON PAGE 9.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                               GUARANTORS'
                                                                                 FEE AND
                                                                              PARTICIPATING
                                                                PRICE TO        DEBENTURE     PROCEEDS TO THE
                                                               THE PUBLIC     HOLDERS' FEE      COMPANY(1)
                                                              -------------   -------------   ---------------
Subscription Rights Exercise Price Per Unit.................  $        1.40     $  0.088       $        1.31
Price Per Unit Offered to the Guarantors....................  $        1.40           --       $        1.40
Price Per Unit Offered to Debenture Holders(2)..............  $        1.40           --       $        1.40
Total (3)...................................................  $4,184,424.11     $150,000       $4,034,424.11

---------------

(1) Before deducting expenses of the Rights offer which are estimated to be
    $    .

(2) Payable by tendering Series 2001-A Debentures in exchange for units.

(3) Assumes all of the Rights are exercised, 853,434 units are sold to fill excess over-subscriptions, and all 428,571 units offered to the Guarantors are sold. Does not include the exchange of up to $1,500,000 of Series 2001-A debentures for units.

                 The date of this prospectus is          , 2003

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                               PROSPECTUS SUMMARY

     The following summary explains only some of the information in this prospectus. More detailed information and financial statements appear elsewhere in this prospectus or in the documents incorporated by reference into this prospectus. Statements contained in this prospectus that are not historical facts may constitute forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those discussed. Words such as "expects," "may," "will," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and similar expressions identify forward-looking statements. See "Risk Factors."

                                  THE COMPANY

     BioTime, Inc. is a development stage company engaged in the research and development of synthetic solutions that can be used as blood plasma volume expanders, blood replacement solutions during hypothermic (low temperature) surgery, and organ preservation solutions. Plasma volume expanders are used to treat blood loss in surgical or trauma patients until blood loss becomes so severe that a transfusion of packed red blood cells or other blood products is required. We are also developing a specially formulated hypothermic blood substitute solution that would have a similar function and would be used for the replacement of very large volumes of a patient's blood during cardiac surgery, neurosurgery and other surgeries that involve lowering the patient's body temperature to hypothermic levels.

     Our first product, Hextend(R) is a physiologically balanced blood plasma volume expander for the treatment of hypovolemia. Hypovolemia is a condition caused by low blood volume, often from blood loss during surgery or from injury. Hextend maintains circulatory system fluid volume and blood pressure and keeps vital organs perfused during surgery. Hextend, approved for use in major surgery, is the only blood plasma volume expander that contains a medically approved form of starch called hetastarch, lactate, multiple electrolytes and glucose. Hextend is designed to compete with and to replace products that have been used to maintain fluid volume and blood pressure during surgery. These competing products include albumin and other colloid solutions, and crystalloid solutions. Albumin is a solution that contains a protein processed from human blood. Other colloid solutions contain proteins or a starch that keep the fluid in the patient's circulatory system in order to maintain blood pressure. Crystalloid solutions generally contain salts and may also contain other electrolytes, and are not as effective as Hextend, albumin and other colloids on a per unit basis in maintaining a patient's circulatory system fluid volume and pressure. Hextend is also completely sterile to avoid risk of infection. Health insurance reimbursements and HMO coverage now include the cost of Hextend used in surgical procedures.

     Hextend is being sold in the United States and Canada by Abbott Laboratories under an exclusive license from the Company. Abbott also has a right to obtain licenses to manufacture and sell other BioTime products. During March 2003, BioTime granted to CJ Corp. an exclusive license to manufacture and sell Hextend and another of our plasma volume expanders, PentaLyte,(R) in South Korea. CJ Corp. will have to obtain regulatory approval before sales can begin. CJ Corp. will be responsible for obtaining the regulatory approvals required to manufacture and market Hextend and PentaLyte, including conducting any clinical trials that may be required, and will bear all related costs and expenses.

     Abbott has announced its intension to spin-off a substantial portion of its hospital products business into a new company. Abbott's Hospital Products Division presently markets Hextend and Abbott has informed us that it is likely that its license to manufacture and market Hextend will be assigned to the new company. According to information disclosed by Abbott, Abbott had global sales of approximately $17.7 billion during 2002 and has over 70,000 employees, and the new hospital products company is expected to have global sales of approximately $2.5 billion and will employ approximately 14,000 people world-wide. Abbott believes that the new company will be the only company of its size focused solely on sales to hospitals. The spin-off is expected to be completed during the first half of 2004.

     Various colloid and crystalloid products are being marketed by other companies for use in maintaining patient fluid volume in surgery and trauma care, but those solutions do not contain the unique comprehensive combination of electrolytes, glucose, lactate and hydroxyethyl starch found in Hextend. The use of competing solutions may contribute to patient morbidity, including conditions such as hypovolemia, fluid accumulation in body tissues, impaired blood clotting, and a disturbance of the delicate chemical balances on which most of the body's chemical reactions depend. One of these competing products is 6% hetastarch in saline solution. The FDA has required the manufacturers of 6% hetastarch in saline solutions to change their product labeling by adding a warning stating that those products are not recommended for use as a cardiac bypass prime solution, or while the patient is on cardiopulmonary bypass, or in the immediate period after the pump has been disconnected. We have not been required to add that warning to the labeling of Hextend.

     Another competing product is albumin produced from human plasma. Albumin is more expensive than Hextend and is subject to supply shortages. An FDA warning has cautioned physicians about the risk of administering albumin to seriously ill patients.

     We are also developing two other blood volume replacement products, PentaLyte, and HetaCool(R) that, like Hextend, have been formulated to maintain the patient's tissue and organ function by sustaining the patient's fluid volume and physiological balance.

     In order to commence clinical trials for regulatory approval of new products, or new therapeutic uses of Hextend, it will be necessary for us to prepare and file with the FDA an Investigational New Drug Application ("IND") or an amendment to expand the present IND for additional clinical studies. Filings with foreign regulatory agencies will be required to commence clinical trials overseas.

     We have completed a Phase I clinical trial of PentaLyte involving a small number of subjects and we have submitted our findings to the FDA. We plan to test PentaLyte for the treatment of hypovolemia in surgery. PentaLyte contains a lower molecular weight hydroxyethyl starch than Hextend, and is more quickly metabolized. PentaLyte is designed for use when short lasting volume expansion is desirable. Our ability to commence and complete our clinical studies of PentaLyte depends on our cash resources and the costs involved, which are not presently determinable.

     We are also continuing to develop solutions for low temperature surgery and trauma care. A number of physicians have reported using Hextend to treat hypovolemia under mild hypothermic conditions during cardiac surgery. Additional cardiac surgeries have been performed at deeper hypothermic temperatures. In one case, Hextend was used to treat hypovolemia in a cancer patient operated on under deep hypothermic conditions in which the heart was arrested. Once a sufficient amount of data from successful low temperature surgery has been compiled, we plan to seek permission to conduct trials using Hextend as a complete replacement for blood under near-freezing conditions. We currently plan to market Hextend for complete blood volume replacement at very low temperatures under the trade mark "HetaCool(R)" after FDA approval is obtained.

     The cost of preparing regulatory filings and conducting clinical trials is not presently determinable, but could be substantial. It will be necessary for us to obtain additional funds in order to complete any clinical trials that we may conduct for our new products or for new uses of Hextend.

     In addition to developing clinical trial programs, we plan to continue to provide funding for laboratory testing programs at selected universities, medical schools and hospitals for the purpose of developing additional uses of Hextend, PentaLyte, HetaCool, and other new products, but the amount of research that will be conducted at those institutions will depend upon our financial status.

     BioTime was incorporated under the laws of the State of California on November 30, 1990. Our principal office is located at 935 Pardee Street, Berkeley, California 94710. Our telephone number at such office is (510) 845-9535.

     Hextend,(R) PentaLyte,(R) and HetaCool(R) are registered trademarks of BioTime, Inc.

                          PURPOSE OF THE RIGHTS OFFER

     We have determined that it is necessary for us to raise additional capital at this time to finance our operations, including:

     - Costs of conducting additional clinical trials of BioTime products;

     - Costs associated with seeking regulatory approval of our products;

     - Continued research and product development; and

     - General and administrative expenses.

     We are issuing the rights to raise additional capital without significant dilution of the ownership interests of existing shareholders who exercise their rights. Shareholders who exercise their rights will be able to purchase shares at a price below market without incurring broker's commissions.

     Generally, shareholders who exercise their rights in full will be able to maintain their prorata share of BioTime's outstanding common shares. However, if the rights offer is oversubscribed and we issue additional units to fill over-subscriptions, shareholders who do not purchase their prorata portion of those additional units by over-subscribing would experience a reduction in their percentage interests in BioTime's outstanding shares. Shareholders could also experience a reduction in their percentage interest in BioTime if they fail to exercise their warrants in the future. The distribution of the rights to shareholders will also afford those shareholders who choose not to exercise their rights the potential of receiving a cash payment upon the sale of their rights. Therefore, the receipt of rights by shareholders who chose not to exercise their rights may be viewed as compensation for the possible dilution.

                               TERMS OF THE OFFER

Securities Offered............   The rights will entitle you to subscribe for
                                 and purchase one "unit" for every eight rights you hold. Each 'unit' will consist of one new common share and one-half of a warrant to purchase an additional common share. Fractional warrants will not be issued, so rights holders must exercise at least 16 rights to receive a full warrant.

                                 Each full warrant entitles the holder to purchase one common share at a price of $2.00 per share. The number of common shares and the exercise price will be proportionally adjusted in the event of a stock split, stock dividend, combination or similar recapitalization of the common shares. The warrants will expire on
                                                , 2006 and may not be exercised
                                 after that date.

                                 BioTime may redeem the warrants by paying $.05 per warrant if the closing price of the common shares on the AMEX or any other national securities exchange or the Nasdaq Stock Market exceeds 200% of the exercise price of the warrants for any 20 consecutive trading days. BioTime will give the warrant holders 20 days written notice of the redemption, setting the redemption date, and the warrant holders may exercise the warrants prior to the redemption date. The warrants may not be exercised after the last business day prior to the redemption date.

Subscription Price............   The subscription price per unit is $1.40.

Over-Subscription Privilege...   Shareholders who fully exercise the rights
                                 initially issued to them will be entitled to the additional privilege of subscribing for and purchasing any units not acquired by other holders of rights. See "The Rights
                                 Offer -- Over-Subscription Privilege."

How to Exercise Rights........   The rights will be evidenced by subscription
                                 certificates, which will be distributed to shareholders. You may exercise your rights by completing the subscription certificate and delivering it, together with payment of the subscription price, to the subscription agent, American Stock Transfer & Trust Company, 59
                                 Maiden Lane, New York, New York 10038. Payment may be made either by check drawn on a United
                                 States bank, or by notice of guaranteed
                                 delivery, as explained under "The Rights
                                 Offer -- Payment for Units." Rights must be exercised no later than the expiration date.
                                 You may not rescind a purchase after exercising your rights.

Sale of Rights................   The rights are transferable until the last
                                 business day prior to the expiration date. A business day is a day on which the AMEX trades.
                                 The rights are expected to be authorized for trading on the AMEX. Trading of the rights will be conducted on a regular-way basis from
                                                , 2003 through the last business
                                 day prior to the expiration date. Any
                                 commissions in connection with the sale of rights will be paid by the selling rights holder. BioTime and the subscription agent cannot assure that a market for the rights will develop, or the prices at which rights may be sold if a market does develop.

Participation by Officers and
Directors and Certain
Financial Consultants.........   Officers and directors of BioTime who own, in
                                 the aggregate, 720,095 common shares, have informed BioTime that they intend to purchase up to 90,011 units through the exercise of rights distributed to them, provided that suitable financial arrangements can be made, but they are not legally bound to do so. Alfred
                                 Kingsley, an affiliate of our financial advisor who beneficially owns 2,753,919 outstanding common shares, is a Guarantor and a Participating Debenture Holder.

Foreign Restrictions..........   Subscription certificates will not be mailed to
                                 shareholders whose addresses of record are
                                 outside the United States. The rights will be
                                 held by the subscription agent for foreign
                                 shareholders' accounts until instructions are
                                 received to exercise, sell or transfer the
                                 rights. If no instructions are received by 5:00
                                 p.m., New York time on                , 2003,
                                 which is three business days prior to the expiration date, the subscription agent will use its best efforts to sell the rights of foreign shareholders. The net proceeds, if any, from such a sale will be paid to the foreign shareholders on a prorata basis. See "The
                                 Rights Offer -- Foreign Shareholders."

Important Dates to Remember...   Record Date:                , 2003
                                 Expiration Date:                , 2003
                                 Last Date of Guaranteed
                                 Delivery:               , 2003

Amendment, Extension or
Termination of the Rights
Offer.........................   BioTime may, in its sole discretion: (a)
                                 terminate the rights offer prior to delivery of the units for which rights holders have subscribed; (b) extend the expiration date to a later date; (c) change the record date prior to the distribution of the rights to shareholders;
                                 or (d) amend or modify the terms of the rights offer.

Sale of Additional Units to
the Guarantors................   We will offer the Guarantors the opportunity to
                                 purchase an additional 428,571 until 30 days after the Expiration Date of the rights offer.
                                 The additional Units will be offered at $1.40 per unit.

Mandatory Retirement of
Debentures....................   The Participating Debenture Holders have agreed
                                 to exchange $1,500,000 of their debentures for Units if the rights offer is fully over-subscribed and the Guarantors or their designees purchase all of the additional units offered to them. If that occurs we will use proceeds of rights offer and the sale of units to the Guarantors offer to pay off the remaining debentures.

                                 We have also offered all holders of our Series 2001-A Debentures the opportunity to voluntarily exchange their debentures for units at the subscription price. We will accept up to $1,500,000 of debentures from all debenture holders.

                                  RISK FACTORS

     AN INVESTMENT IN THE UNITS INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE THE UNITS ONLY IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. BEFORE DECIDING TO PURCHASE ANY OF THE UNITS OFFERED BY THIS PROSPECTUS, YOU SHOULD CONSIDER THE FOLLOWING FACTORS WHICH COULD MATERIALLY ADVERSELY AFFECT THE PROPOSED OPERATIONS AND PROSPECTS OF BIOTIME AND THE VALUE OF AN INVESTMENT IN BIOTIME. THERE MAY BE OTHER FACTORS THAT ARE NOT MENTIONED HERE OR OF WHICH WE ARE NOT PRESENTLY AWARE THAT COULD ALSO AFFECT BIOTIME'S OPERATIONS.

WE MAY NOT SUCCEED IN MARKETING OUR PRODUCTS DUE TO THE AVAILABILITY OF COMPETING PRODUCTS

     Our ability to generate operating revenue depends upon our success in developing and marketing our products. We may not succeed in marketing our products and we may not receive sufficient revenues from product sales to meet our operating expenses or to earn a profit. In this regard, sales of Hextend to date have not been sufficient to generate an amount of royalties or licensing fees sufficient to cover our operating expenses. Factors that affect the marketing of our products include the following:

     - Hextend and our other plasma expander products will compete with other products that are commonly used in surgery and trauma care and sell at low prices.

     - In order to compete with other products, particularly those that sell at lower prices, BioTime products will have to provide medically significant advantages.

     - Physicians and hospitals may be reluctant to try a new product due to the high degree of risk associated with the application of new technologies and products in the field of human medicine.

     - Competing products are being manufactured and marketed by established pharmaceutical companies. For example, B. Braun/McGaw presently markets Hespan, an artificial plasma volume expander, and Abbott and Baxter International, Inc. manufacture and sell a generic equivalent of Hespan.

     - There also is a risk that our competitors may succeed in developing safer or more effective products that could render our products and technologies obsolete or noncompetitive.

WE WILL SPEND A SUBSTANTIAL AMOUNT OF OUR CAPITAL ON RESEARCH AND DEVELOPMENT BUT WE MIGHT NOT SUCCEED IN DEVELOPING PRODUCTS AND TECHNOLOGIES THAT ARE USEFUL IN MEDICINE

     - We are attempting to develop new medical products and technologies.

     - Many of our experimental products and technologies have not been applied in human medicine and have only been used in laboratory studies on animals. These new products and technologies might not prove to be safe and efficacious in the human medical applications for which they were developed.

     - The experimentation we are doing is costly, time consuming and uncertain as to its results. We incurred research and development expenses amounting to $1,103,490 during 2002, $436,140 during the first six months of 2003, and $23,170,148 in total from BioTime's inception on November 30, 1990 through June 30, 2003.

     - If we are successful in developing a new technology or product, refinement of the new technology or product and definition of the practical applications and limitations of the technology or product may take years and require the expenditure of large sums of money. For example, we spent approximately $5,000,000 on research and development of Hextend before commencing clinical trials on humans during October 1996. The cost of completing the Hextend clinical trials and preparing our FDA application was approximately $3,000,000. These costs exclude corporate overhead included in general and administrative costs in our financial statements.

     - Future clinical trials of new products such as PentaLyte may take longer and may be more costly than our Hextend clinical trials. The FDA permitted us to proceed directly into a Phase III clinical trial of Hextend involving only 120 patients because the active ingredients in Hextend had already been approved for use by the FDA in other products. Because PentaLyte contains a starch that has not been approved by the FDA for use in a plasma volume expander, we have had to complete a Phase I clinical trial of PentaLyte, and we may have to complete a Phase II clinical trial in addition to a Phase III trial, or a combined Phase II/ Phase III trial, that will involve more patients than our Hextend trials. We do not yet know the scope or cost of the clinical trials that the FDA will require for PentaLyte or the other products we are developing.

WE HAVE INCURRED OPERATING LOSSES SINCE INCEPTION AND WE DO NOT KNOWN IF WE WILL ATTAIN PROFITABILITY

     From November 1990, the date BioTime was incorporated, through June 30, 2003 we incurred $35,121,171 of cumulative losses. Our net losses for the fiscal years ended December 31, 2000, 2001 and 2002 were $4,925,024, $3,658,825, and
$2,844,932, respectively. During the first six months of 2003 we had an operating loss of $1,506,001. Our ability to generate sufficient operating revenue to earn a profit depends upon our success in developing and marketing or licensing our products and technology for medical use.

WE MIGHT NOT BE ABLE TO RAISE ADDITIONAL CAPITAL NEEDED TO PAY OUR OPERATING EXPENSES

     We plan to continue to incur substantial research, product development, and regulatory expenses, and we will need to raise additional capital to pay operating expenses until we are able to generate sufficient revenues from product sales, royalties, and license fees. We have not received an amount of royalties and licensing fees from the sale of Hextend sufficient to cover our operating expenses. As of June 30, 2003, we had $650,395 of cash and cash equivalents on hand. At our current rate of spending, those funds along with $1,000,000 of insurance proceeds received during August, 2003 on the key man life insurance policy we held on the life of our former Chairman and Chief Executive Officer, and license fees receivable and anticipated royalties from Abbott, will last approximately 12 months. The amount and pace of research and development work that we can do or sponsor, and our ability to commence and complete clinical trials required to obtain FDA and foreign regulatory approval of our products, depends upon the amount of money we have. Future research costs are not presently determinable due to many factors, including the inherent uncertainty of those costs and the uncertainty as to the timing, source, and amount of capital that will become available for those projects. We have already curtailed the pace of our product development efforts due to the limited amount of funds available, and we may have to postpone further laboratory and clinical studies, unless our cash resources increase through a growth in revenues or additional equity investment or borrowing. In addition, during August 2004 we must repay the portion of $3,350,000 of debenture indebtedness that is not exchanged for units. Although we will continue to seek licensing fees from pharmaceutical companies for licenses to manufacture and market our products abroad, it is likely that additional sales of equity or debt securities will be required to meet our short-term capital needs and to pay our debenture indebtedness. Sales of additional equity securities could result in the dilution of the interests of present shareholders. We may not be able to raise a sufficient amount of additional funds to permit us to develop and market our products. Unless we are able to generate sufficient revenue or raise additional funds when needed, it is likely that we will be unable to continue our planned activities, even if we are making progress with our research and development projects.

IF WE ARE UNABLE TO ENTER INTO ADDITIONAL LICENSING OR MANUFACTURING ARRANGEMENTS, WE MAY HAVE TO INCUR SIGNIFICANT EXPENSE TO ACQUIRE MANUFACTURING FACILITIES AND A MARKETING ORGANIZATION

     We presently do not have adequate facilities or resources to manufacture our products and the ingredients used in our products. We plan to enter into arrangements with pharmaceutical companies for the production and marketing of our products. We have granted Abbott an exclusive license to manufacture and market Hextend in the United States and Canada, and we have granted CJ Corp. an exclusive license to manufacture and market Hextend and PentaLyte in Korea. Abbott's obligation to pay royalties on sales of Hextend will expire in the United States or Canada when all patents protecting Hextend in the applicable country expire and any third party obtains certain regulatory approvals to market a generic equivalent product in that country. CJ Corp. will not be able to commence sales of Hextend or PentaLyte in Korea until they obtain regulatory approval to do so. CJ Corp's obligation to pay royalties on sales of Hextend and PentaLyte, respectively, will expire when the patents protecting those products in Korea expire. Although a number of other pharmaceutical companies have expressed their interest in obtaining licenses to manufacture and market our products in other countries, we might not be successful in negotiating other licensing arrangements. If licensing or manufacturing arrangements cannot be made on acceptable terms, we will have to construct or acquire our own manufacturing facilities and establish our own marketing organization, which would entail significant expenditures of time and money.

OUR BUSINESS COULD BE ADVERSELY AFFECTED IF WE LOSE THE SERVICES OF THE KEY PERSONNEL UPON WHOM WE DEPEND

     We recently lost our Chairman and Chief Executive Officer, Paul Segall, who passed away in June. The loss of the services of any of our other executive officers could have a material adverse effect on us. We do not presently have long term employment agreements with any of our executive officers because our present financial situation precludes us from making long term compensation commitments in amounts commensurate with prevailing salaries of executive officers of similar companies in the San Francisco Bay Area. This may also limit our ability to engage a new Chief Executive Officer. In addition, our success will depend, among other factors, upon successful recruitment and retention of additional highly skilled and experienced management and technical personnel.

                         RISKS RELATED TO OUR INDUSTRY

     We will face certain risks arising from regulatory, legal, and economic factors that affect our business and the business of other pharmaceutical development companies. Because we are a small company with limited revenues and limited capital resources, we may be less able to bear the financial impact of these risks than larger companies that have substantial income and available capital.

IF WE DO NOT RECEIVE FDA AND OTHER REGULATORY APPROVALS WE WILL NOT BE PERMITTED TO SELL OUR PRODUCTS

     The products that we develop cannot be sold until the FDA and corresponding foreign regulatory authorities approve the products for medical use. We have received FDA and Canadian approvals to market Hextend in the United States and Canada only. We have completed a Phase I clinical trial of PentaLyte that provided us with data concerning the safety of PentaLyte, but we do not presently have sufficient funds for the Phase II or later stage clinical trials that will be necessary to demonstrate that PentaLyte can be used safely and effectively as a plasma volume expander in surgery.

     The need to obtain regulatory approval to market a new product means that:

     - We will have to conduct expensive and time consuming clinical trials of new products.

     - We will incur the expense and delay inherent in seeking FDA and foreign regulatory approval of new products. For example, 12 months elapsed between the date we filed our application to market Hextend and the date on which our application was approved. Approximately 36 months elapsed between the date we filed our application for approval to market Hextend in Canada, and the date on which our application was approved, even though we did not have to conduct any additional clinical trials. We also have an application pending in Sweden to market Hextend there. We filed that application during August 2000 and we responded to the latest request for information by the Swedish authorities in August 2002.

     - A product that is approved may be subject to restrictions on use.

     - The FDA can recall or withdraw approval of a product if problems arise.

     - We will face similar regulatory issues in foreign countries.

OUR PATENTS MAY NOT PROTECT OUR PRODUCTS FROM COMPETITION

     We have patents in the United States, Canada, the European Union countries, Australia, Israel, Russia, South Africa, South Korea, Japan, Hong Kong, and Singapore, and have filed patent applications in other foreign countries, for certain products, including Hextend, HetaCool, and PentaLyte. We might not be able to obtain any additional patents, and any patents that we do obtain might not be comprehensive enough to provide us with meaningful patent protection. Also, there will always be a risk that our competitors might be able to successfully challenge the validity or enforceability of any patent issued to us. The costs required to uphold the validity and prevent infringement of any patent issued to us could be substantial, and we might not have the resources available to defend our patent rights.

THE PRICE AND SALE OF OUR PRODUCTS MAY BE LIMITED BY HEALTH INSURANCE COVERAGE AND GOVERNMENT REGULATION

     Success in selling our products may depend in part on the extent to which health insurance companies, HMOs, and government health administration authorities such as Medicare and Medicaid will pay for the cost of the products and related treatment. Presently, most health insurance plans and HMOs will pay for Hextend when it is used in a surgical procedure that is covered by the plan. However, until we actually introduce a new product into the medical market place we will not know with certainty whether adequate health insurance, HMO, and government coverage will be available to permit the product to be sold at a price high enough for us to generate a profit. In some foreign countries, pricing or profitability of health care products is subject to government control which may result in low prices for our products. In the United States, there have been a number of federal and state proposals to implement similar government controls, and new proposals are likely to be made in the future.

                     RISKS PERTAINING TO OUR COMMON SHARES

     Before purchasing BioTime Common Shares, investors should consider the price volatility of our shares and the fact that we do not pay dividends.

BECAUSE WE ARE A DRUG DEVELOPMENT COMPANY, THE PRICE OF OUR STOCK MAY RISE AND FALL RAPIDLY

     The market price of BioTime shares, like that of the common stock of many biotechnology companies, has been highly volatile. The following table illustrates the range of closing price of BioTime common shares on the AMEX for the fiscal years ended December 31, 2001 and 2002, and the first two quarters of 2003, based on transaction data as reported by the AMEX.

QUARTER ENDED                                            HIGH    LOW
-------------                                            -----   ----
March 31, 2001.........................................  11.10   6.23
June 30, 2001..........................................   8.50   6.40
September 30, 2001.....................................   7.95   4.50
December 31, 2001......................................   6.15   4.22
March 31, 2002.........................................   4.70   3.00
June 30, 2002..........................................   3.10   2.15
September 30, 2002.....................................   2.20   1.10
December 31, 2002......................................   1.90   0.85
March 31, 2003.........................................   1.75   1.31
June 30, 2003..........................................   2.79   1.60

     The price of BioTime shares may rise rapidly in response to certain events, such as the commencement of clinical trials of an experimental new drug, even though the outcome of those trials and the likelihood of ultimate FDA approval remains uncertain. Similarly, prices of BioTime shares may fall rapidly in response to certain events such as unfavorable results of clinical trials or a delay or failure to obtain FDA approval. The failure of our earnings to meet analysts' expectations could result in a significant rapid decline in the market price of our common shares. In addition, the stock market has experienced and continues to experience extreme price and volume fluctuations which have affected the market price of the equity securities of many biotechnology companies and which have often been unrelated to the operating performance of these companies. Broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the common shares.

BECAUSE BIOTIME CURRENTLY DOES NOT MEET CERTAIN EXCHANGE CONTINUED LISTING REQUIREMENTS THE SHARES COULD BE DELISTED IN THE FUTURE

     The Company is presently not in compliance with some of the AMEX continued listing standards in that it has shareholder's equity of less than $2,000,000 and has incurred losses during each of the last three years, which could lead the AMEX to determine to delist the Company's shares. The Company plans to use its best efforts to maintain the AMEX listing of its common shares, but if the common shares were to be delisted by the AMEX the market value and liquidity for the common shares would be adversely affected and it could be more difficult for the Company to raise capital in the future. If the common shares were no longer traded on the AMEX they could be traded in the over-the-counter market on an electronic bulletin board established for securities that do not meet the listing requirements of the Nasdaq stock market or the major national securities exchanges. Also, if our common shares were to be delisted by the AMEX, the warrants would be delisted as well.

BECAUSE WE DO NOT PAY DIVIDENDS, OUR STOCK MAY NOT BE A SUITABLE INVESTMENT FOR ANYONE WHO NEEDS TO EARN DIVIDEND INCOME

     We do not pay cash dividends on our common shares. For the foreseeable future we anticipate that any earnings generated in our business will be used to finance the growth of BioTime and will not be paid out as dividends to our shareholders. We have also agreed not to declare or pay any cash dividends on our capital stock or to redeem or repurchase any shares of our capital stock, until we have paid off our $3,350,000 of debenture indebtedness in full with interest. This means that our stock may not be a suitable investment for anyone who needs to earn income from their investments.

THERE HAS PREVIOUSLY BEEN NO PUBLIC MARKET FOR THE WARRANTS AND THERE IS NO ASSURANCE THAT A PUBLIC MARKET FOR THE WARRANTS WILL DEVELOP

     Although we have applied to list the warrants on the AMEX, there is no assurance that the warrants will be approved for listing. Even if the warrants are listed for trading on the AMEX, there is no way of predicting whether an active market for trading in the warrants will develop. The absence of an active public market would make it difficult for warrant holders to sell their warrants and would aversely affect the value of the warrants.

                                THE RIGHTS OFFER

ISSUANCE OF RIGHTS

     We are issuing rights to subscribe for units consisting of common shares and warrants. The rights will be issued to shareholders who owned BioTime shares
as of the close of business on                , 2003, which has been set as the
record date. Beneficial owners of shares held in the name of Cede & Co. as nominee for The Depository Trust Company, or in the name of any other depository or nominee, on the record date will also be receive rights. Each shareholder will be issued one transferable Right for each common share owned on the record date. No fractional rights will be issued. The rights entitle the holders to acquire one common share and one-half of a warrant for each eight rights held by paying the subscription price. Any shareholder who is issued fewer than eight Rights may subscribe for one full common share at the subscription price. Fractional warrants will not be issued, so rights holders must exercise at least 16 rights to receive a full warrant. The rights will be evidenced by subscription certificates (see Appendix A) which will be mailed to shareholders other than foreign shareholders whose record addresses are outside the United States. The United States includes the fifty states, the District of Columbia, U.S. territories and possessions.

     The rights issued to foreign shareholders will be held by the subscription agent for their accounts until instructions are received to exercise (if permissible under applicable foreign or state securities laws), sell, or transfer those rights. If no instructions have been received by 12:00 noon, New York City time, three business days prior to the expiration date, the subscription agent will use its best efforts to sell the rights of those foreign shareholders on the AMEX. The net proceeds from the sale of those rights will be paid to the foreign shareholders. See "Sale of Rights."

     Officers and directors of BioTime who own, in the aggregate, 720,095 common shares, have informed BioTime that they intend to purchase up to 90,011 common shares through the exercise of the rights distributed to them, provided that suitable financial arrangements can be made, but they are not legally bound to do so. Any common shares acquired by officers, directors and other persons who are "affiliates" of BioTime, as that term is defined under the Securities Act of 1933, may only be sold in accordance with Rule 144 under the Securities Act or pursuant to an effective registration statement under the Securities Act. In general, under Rule 144, as currently in effect, an "affiliate" of BioTime is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then-outstanding common shares or the average weekly reported trading volume of the common shares during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain restrictions on the manner of sale, to notice requirements and to the availability of current public information about BioTime.

PURPOSE OF THE RIGHTS OFFER

     The Board of Directors of BioTime has determined that it is necessary for BioTime to raise additional capital at this time to finance its operations, including:

     - Costs of conducting additional clinical trials of BioTime products;

     - Costs of seeking regulatory approval of our products;

     - Continued research and product development; and

     - General and administrative expenses.

     Until we begin to receive sufficient revenues from product sales and licensing fees from Abbott or other companies that may obtain a license to sell our products, we will have to finance our operations with our cash on hand, the funds received from shareholders who exercise of their rights, and any additional capital raised through other sales of equity securities.

     The rights offer provides an opportunity for us to raise additional capital without diluting the ownership interests of existing shareholders who exercise their rights. Shareholders who exercise their rights will be able to purchase BioTime shares at a price below market, without incurring broker's commissions. Generally, shareholders who exercise their rights in full will be able to maintain their prorata share of BioTime's outstanding common shares. However, if the rights offer is oversubscribed and BioTime issues additional common shares and warrants to fill over-subscriptions, shareholders who do not purchase their prorata portion of those additional shares and warrants through the over-subscription privilege would experience a reduction in their percentage interests in BioTime's outstanding shares. Similarly, shareholders who do not exercise their warrants in full could experience a reduction of their percentage interests in BioTime's outstanding shares. The distribution of the rights to shareholders will also afford those shareholders who choose not to exercise their rights the potential of receiving a cash payment upon the sale of their rights. Therefore, the receipt of rights by shareholders who chose not to exercise their rights may be viewed as compensation for the possible dilution of their interest in BioTime.

     We considered other financing alternatives, including a private placement or underwritten public offering of newly issued shares. Those alternatives would have entailed the payment of commissions and fees to broker-dealers, and would also have been dilutive to BioTime shareholders because the shares would have been sold to new investors. In the case of a private placement, the sale would probably have been made at a discount to market. In contrast, the sale of shares through the rights and warrants will permit BioTime to incur lower transaction fees in raising capital and will permit the shareholders who exercise their rights and warrants to enjoy the price discount that might otherwise have been realized by new investors. During January and February 1997, and during February and March 1999, BioTime conducted similar subscription rights offers that were over-subscribed, leading BioTime to conclude that the rights offer might be a better alternative to the other sources of financing.

THE SUBSCRIPTION PRICE

     The subscription price for the units to be issued pursuant to the rights
offer is $1.40. We announced the rights offer on                , 2003. The last
reported sale price of the common shares on the AMEX on                , 2003
and                , 2003 was $     and $     , respectively.

EXPIRATION OF THE RIGHTS OFFER

     The rights offer will expire at 5:00 p.m., New York City time, on
               , 2003, the expiration date. Rights will expire on the expiration date and may not be exercised after that date.

EXERCISE OF RIGHTS

     In order to exercise your rights you must do all of the following:

     - Fill in and sign the reverse side of the subscription certificate which accompanies this prospectus;

     - Deliver the completed and signed subscription certificate to the subscription agent with your payment in full for the common shares you wish to purchase. You may use the enclosed envelope to mail the subscription certificate and payment to the subscription agent or you may arrange for one of the alternative methods of delivery described below.

     - The method of making payment for your shares is described below under "Payment for Units."

     - Properly completed and executed subscription certificates must be received by the subscription agent at the offices of the subscription agent at the address set forth below prior to 5:00 p.m., New York City time, on the expiration date, unless payment is effected by means of a notice of guaranteed delivery as described below under "Payment for Units."

     - Rights may also be exercised through a broker, who may charge you a servicing fee.

     You should send your signed subscription certificates, accompanied by payment of the subscription price, to American Stock Transfer & Trust Company, the subscription agent, by one of the methods described below:

     (1) BY HAND:

     American Stock Transfer & Trust Company
     59 Maiden Lane, Plaza Level
     New York, New York 10038

     (2) BY MAIL, EXPRESS MAIL OR OVERNIGHT COURIER:

     American Stock Transfer & Trust Company
     Exchanges and Tenders
     59 Maiden Lane
     New York, New York 10038

     (3) BY FACSIMILE (TELECOPIER):

     (718) 236-4588 or (718) 234-5001

     You should confirm that your facsimile has been received by contacting the subscription agent by telephone at 1-877-248-6417, or outside the United States,
(718) 921-8200 and ask for Shareholder Relations. If you deliver your subscription certificate by telecopier, you must send the original subscription certificate to the subscription agent by mail or hand delivery.

               DO NOT SEND SUBSCRIPTION CERTIFICATES TO BIOTIME.

     A subscription will be deemed accepted by the subscription agent when payment, together with a properly completed and executed subscription certificate, is received by the subscription agent at its Exchanges and Tenders Department.

     If you are issued fewer than eight rights, you may subscribe for one full unit. Fractional shares and fractional warrants will not be issued. If after exercising your rights you are left with fewer than eight rights, you will not be able to exercise the remaining rights. If you exercise fewer than 16 rights you will receive the maximum number of full shares issuable but you will not receive a warrant.

     If you do not indicate the number of rights you are exercising, or if you do not deliver full payment of the subscription price for the number of units that you indicate you are subscribing for, then you will be deemed to have exercised rights to purchase the maximum number of units determined by dividing the total subscription price you paid by the subscription price per unit.

     If you submit payment for more units than may be purchased through the regular exercise of your rights, your excess payment will be deemed to be a subscription payment for additional units through the over-subscription privilege. The number of additional units that you will be deemed to have subscribed for in the over-subscription privilege will be determined by dividing the amount of the excess payment by the subscription price per unit.

     All questions concerning the timeliness, validity, form and eligibility of any exercise of rights or subscriptions pursuant to the over-subscription privilege will be determined by BioTime. BioTime's determination will be final and binding. BioTime in its sole discretion may waive any defect or irregularity, or may permit any defect or irregularity to be corrected, within such time as BioTime may determine. BioTime may reject, in whole or in part, the purported exercise of any right or any subscription pursuant to the over-subscription privilege. Neither BioTime nor the subscription agent will be under any duty or obligation to give any notification or to permit the cure of any defect or irregularity in connection with the submission of any subscription certificate, the exercise or attempt to exercise any right or the over-subscription privilege, or the payment of the subscription price. Subscriptions through the exercise of rights or the over-subscription privilege will not be deemed to have been received or accepted by BioTime until all irregularities or defects have been waived by BioTime or cured to the satisfaction of, and within the time allotted by, BioTime in its sole discretion.

OVER-SUBSCRIPTION PRIVILEGE

     The over-subscription privilege may allow shareholders to acquire more units than the number issuable upon the exercise of the rights issued to them. By exercising the over-subscription privilege, shareholders who have exercised all exercisable rights issued to them may purchase any units that are left over by shareholders who fail to exercise their rights.

     The over-subscription privilege may only be exercised by shareholders who were shareholders on the record date and who exercise all of the rights they received from BioTime. Any person who purchases rights and who was not a shareholder on the record date may not exercise the over-subscription privilege. Shareholders such as broker-dealers, banks, and other professional intermediaries who hold shares on behalf of clients, may participate in the over-subscription privilege for the client if the client fully exercises all rights attributable to him.

     If you are eligible to exercise the over-subscription privilege and you wish to do so, you should indicate on the subscription certificate how many units you are willing to acquire through the over-subscription privilege. If sufficient units remain unsold, all over-subscriptions will be honored in full.

     If you were a shareholder on the record date and you wish to exercise the over-subscription privilege through The Depository Trust Corporation, you must properly execute and deliver to the subscription agent a DTC Participant Over-Subscription Form, together with payment of the subscription price for the number of units that you wish to purchase through the over-subscription privilege. Copies of the DTC Participant Over-Subscription Form may be obtained from the subscription agent. Your properly executed DTC Participant Over-Subscription Form and payment must be received by the subscription agent at or prior to 5:00 p.m., New York City time on the expiration date.

     If subscriptions for units through the over-subscription privilege exceed the initial 1,706,869 units being offered by BioTime through the exercise of the rights, BioTime may issue up to 853,434 additional units to fill all or a portion of the excess over-subscriptions. The issuance of units to fill excess over-subscriptions may dilute the percentage ownership interests of other shareholders.

     BioTime will not be obligated to issue any units to fill excess over-subscriptions, but it may do so in its sole and absolute discretion. BioTime reserves the right to limit the number of units issued to fill an excess over-subscription from any single shareholder or from shareholders that are known or believed by BioTime to be under common control or acting as a group for the purpose of acquiring units.

     Subject to the right of BioTime to limit the number of units issuable to any shareholder, if the rights offer is over-subscribed so that over-subscriptions cannot be filled in full, the available units will be allocated among those who over-subscribe based on the number of rights originally issued to them, so that the number of units issued to shareholders who subscribe through the over-subscription privilege will generally be in proportion to the number of common shares owned by them on the record date. The percentage of remaining units each over-subscribing shareholder may acquire may be rounded up or down to result in delivery of whole units. The allocation process may involve a series of allocations in order to assure that the total number of units available for over-subscriptions is distributed on a prorata basis. If you are not allocated the full amount of units that you subscribe for pursuant to the over-subscription privilege, you will receive a refund of the subscription price you paid for units that are not allocated to and purchased by you. The refund will be made by a check mailed by the subscription agent.

PAYMENT FOR UNITS

     If you wish to exercise your rights or to acquire units pursuant to the over-subscription privilege, you may choose between the following methods of payment:

     1. You may send to the subscription agent full payment for all of the units you wish to acquire, including any additional units that you desire to acquire through the over-subscription privilege, if you are entitled to exercise the over-subscription privilege. Make sure that your payment is accompanied by your completed and signed subscription certificate. The payment and properly completed and executed subscription certificate must be received by the subscription agent no later than 5:00 p.m., New York City time, on the expiration date. The subscription agent will deposit all checks received by it for the purchase of units into a segregated interest-bearing account of BioTime pending proration and distribution of units. The interest earned on the account will belong to BioTime.

     TO BE ACCEPTED, A PAYMENT PURSUANT TO THIS METHOD MUST BE MADE IN THE FOLLOWING MANNER:

     - The payment must be in U.S. dollars;

     - The payment must be by money order or check drawn on a bank located in the United States;

     - The payment must be payable to BioTime, Inc.; and

     - The payment must accompany a properly completed and executed subscription certificate.

     2. Alternatively, a subscription will be accepted by the subscription agent if, prior to 5:00 p.m., New York City time, on the expiration date, the subscription agent has received a notice of guaranteed delivery by facsimile telecopy or otherwise from a bank, a trust company, or a New York Stock Exchange member guaranteeing delivery of (1) payment of the full subscription price for the units subscribed for, including any additional units subscribed for pursuant to the over-subscription privilege, and (2) a properly completed and executed subscription certificate. The notice of guaranteed delivery must be received by the subscription agent before 5:00 p.m., New York City time, on the expiration date. The subscription agent will not honor a notice of guaranteed delivery unless a properly completed and executed subscription certificate and full payment for the units is received by the subscription agent by the close of business on the third business day after the expiration date.

     You will not be allowed to rescind your purchase after the subscription agent has received payment either by means of a notice of guaranteed delivery or a check or money order.

     Nominees who hold common shares for the account of others, such as brokers, trustees or depositories for securities, should notify the respective beneficial owners of the common shares as soon as possible to ascertain the beneficial owners' intentions and to obtain instructions with respect to the rights. If the beneficial owner so instructs, the nominee should complete the subscription certificate and submit it to the subscription agent with the proper payment. In addition, beneficial owners of common shares or rights held through a nominee should contact the nominee and request the nominee to effect transactions in accordance with the beneficial owner's instructions.

SALE OF RIGHTS

     The rights are transferable until the last business day prior to the expiration date. BioTime has applied to list the rights for trading on the AMEX. Assuming a market for the rights develops, the rights may be purchased and through usual brokerage channels. Although no assurance can be given that a market for the rights will develop, trading in the rights may be conducted until and including the close of trading on the last business day prior to the expiration date.

     You may transfer some or all the rights evidenced by your subscription certificate by following these instructions and the instructions on the back of your subscription certificate. If you wish to transfer all of your rights, you need only sign your subscription certificate and deliver it to the subscription agent. If you wish to transfer some but not all of your rights, you must also deliver to the subscription agent a subscription certificate properly endorsed for transfer with instructions to register the portion of the rights evidenced by the subscription certificate in the name of the transferee and to issue a new subscription certificate to the transferee evidencing the number of rights transferred. In that event, a new subscription certificate evidencing the balance of the rights will be issued to you or, if you so instruct, to an additional transferee.

     If you wish to transfer all or a portion of your rights, you should allow sufficient time prior to the expiration date for (1) the transfer instructions to be received and processed by the subscription agent; (2) a new subscription certificate to be issued and transmitted to the transferee or transferees with respect to transferred rights, and to you with respect to retained rights, if any; and (3) the rights evidenced by the new subscription certificate to be exercised or sold by the recipients. BioTime and the subscription agent shall have no liability to a transferee or transferor of rights if subscription certificates are not received in time for exercise or sale prior to the expiration date.

     BioTime anticipates that the rights will be eligible for transfer through the facilities of The Depository Trust Company.

     Except for the fees charged by the subscription agent, which will be paid by BioTime, all commissions, fees and other expenses, including brokerage commissions and transfer taxes, incurred in connection with the purchase, sale or exercise of rights will be for the account of the transferor of the rights, and none of those commissions, fees or expenses will be paid by BioTime or the subscription agent.

AMENDMENT, EXTENSION OR TERMINATION OF THE RIGHTS OFFER

     BioTime reserves the right, in its sole discretion, to: (a) terminate the rights offer prior to delivery of the units for which rights holders have subscribed; (b) extend the expiration date to a later date; (c) change the record date prior to distribution of the rights to shareholders; or (d) amend or modify the terms of the rights offer. If BioTime amends the terms of the rights offer, an amended prospectus will be distributed to you if you are a holder of record of rights or if you previously exercised any of your rights. If you exercised your rights prior to the amendment or within four business days after the mailing of the amended prospectus, you will be given the opportunity to confirm the exercise of your rights by executing and delivering a consent form.

     If you exercise rights before or within four days after mailing of an amended prospectus relating to an amendment of the rights offer and you fail to deliver, in a proper and timely manner, a properly executed consent form, you will be deemed to have rejected the amended terms of the rights offer and you will be deemed to have elected to revoke in full the exercise of your rights and the over-subscription privilege. If your exercise of rights is so revoked, the full amount of the subscription price you paid will be returned to you.

     If your executed subscription certificate is received by the subscription agent more than four days after the mailing of an amended prospectus, you will be deemed to have accepted the amended terms of the rights offer in connection with the exercise of your rights and the over-subscription privilege.

     If BioTime elects to terminate the rights offer before delivering the units for which you subscribed, the subscription price you paid will be returned to you by mail. Except for the obligation to return the subscription price you paid when you attempted to exercise your rights, neither BioTime nor the subscription agent will have any obligation or liability to you in the event of an amendment or termination of the rights offer.

DELIVERY OF SHARE AND WARRANT CERTIFICATES

     Certificates representing the common shares and warrants you purchased by exercising your rights will be delivered to you as soon as practicable after your rights have been validly exercised and full payment for the units has been received and cleared. Certificates representing common shares and warrants you purchase pursuant to the over-subscription privilege will be delivered to you as soon as practicable after the expiration date and after all allocations have been affected. It is expected that the certificates will be available for delivery three business days following the expiration date.

SUBSCRIPTION AGENT

     The subscription agent is American Stock Transfer & Trust Company, which will receive for its administrative, processing, invoicing and other services as subscription agent, a fee estimated to be $25,000, and reimbursement for all out-of-pocket expenses related to the rights offer. The subscription agent is also BioTime's transfer agent and registrar. Questions regarding the subscription certificates should be directed to American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York, 10038; telephone (718) 921-8200. Shareholders may also consult their brokers or nominees.

FEDERAL INCOME TAX CONSEQUENCES

     The U.S. Federal income tax consequences to holders of common shares with respect to the rights offer will be as follows:

          1. The distribution of rights will not result in taxable income nor will the holder realize taxable income as a result of the exercise of rights.

          2. The basis of a right will be (a) to a holder of common shares to whom it is issued, and who exercises or sells the right (1) zero, if the market value of the right immediately after issuance is less than 15% of the market value of the common share with regard to which it is issued, unless the holder elects, by filing a statement with his timely filed federal income tax return for the year in which the rights are received, to allocate the basis of the common share between the right and the common share based on their respective market values immediately after the right is issued, and (2) a portion of the basis in the common share based upon the respective values of the common share and the right immediately after the right is issued, if the market value of the right immediately after issuance is 15% or more of the market value of the common share with respect to which it is issued; (b) zero, to a holder of common shares to whom it is issued and who allows the right to expire; and (c) the cost to acquire the right, to anyone who purchases a right in the market.

          3. The holding period of a right received by a holder of a common share includes the holding period of the common share.

          4. Any gain or loss on the sale of a right will be treated as a capital gain or loss if the right is a capital asset in the hands of the seller. A capital gain or loss will be long-term or short-term, depending on how long the right has been held, in accordance with paragraph 3 above. A right issued with regard to a common share will be a capital asset in the hands of the person to whom it is issued if the common share was a capital asset in the hands of that person. If a right is allowed to expire, there will be no loss realized unless the right had been acquired by purchase, in which case there will be a loss equal to the basis of the right.

          5. If a right is exercised by the holder of common shares, the basis of the common share and warrant received will include the basis allocated to the right and the amount paid upon exercise of the right.

          6. If a right is exercised, the holding period of the common share and warrant acquired begins on the date the right is exercised.

          7. Gain recognized by a non-U.S. shareholder on the sale of a right will be taxed in the same manner as gain recognized on the sale of common shares.

     Proceeds from the sale of a right may be subject to withholding of U.S. taxes at the rate of 31% unless the seller's certified U.S. taxpayer identification number or certificate regarding foreign status is on file with the subscription agent and the seller is not otherwise subject to U.S. backup withholding. The 31% withholding tax is not an additional tax. Any amount withhold may be credited against the seller's U.S. federal income tax liability.

     The foregoing is only a summary of the applicable federal income tax law and does not include any state or local tax consequences of this transaction. Shareholders and other rights holders should consult their tax advisers concerning the tax consequences of the rights offer.

SPECIAL CONSIDERATIONS

     As a result of the terms of the rights offer, shareholders who do not fully exercise their rights should expect that they will, at the completion of the rights offer, own a smaller proportional interest in BioTime than would otherwise be the case.

STANDBY GUARANTY

     The Guarantors and the Participating Debenture Holders have entered into a Standby Purchase Agreement under which they have agreed to purchase any units that remain unsold at the termination of the rights offer, excluding units that have been authorized to be sold to fill excess over-subscriptions. The Guarantors' obligations are limited to $750,000 (535,714 units) in the aggregate and the Participating Debenture Holders' obligations are limited to $1,500,000 (1,071,428 units) in the aggregate. The obligation to purchase units is pro rata, based on the maximum purchase obligations of each of the Guarantors and the Participating Debenture Holders. The Participating Debenture Holders will purchase their portion of any unsold units by exchanging a principal amount Series 2001-A debentures equal to the purchase price of the units.

     We have agreed to pay the Guarantors a cash fee in the amount of $50,000, to pay up to $15,000 of the fees and expenses of the Guarantors' counsel, and to issue to the Guarantors a warrant to purchase 250,000 common shares. We have agreed to pay the Participating Debenture Holders $100,000 and to issue the Participating Debenture Holders warrants to purchase a total of 500,0000 common shares. The warrants issuable to the Guarantors and the Participating Debenture Holders will be on the same terms as the warrants contained in the units offered to shareholders through the rights. The fees and warrants will be allocated among the Guarantors and among the Participating Debenture Holders in the ratio of their respective standby purchase commitments.

     We have registered for sale under the Securities Act of 1933, as amended, the warrants and the common shares issuable upon the exercise of the warrants issued to the Guarantors and the Participating Debenture Holders, and we have agreed to register for resale by them any common shares and warrants they may acquire through their standby purchase commitments. We have agreed to indemnify the Guarantors and the Participating Debenture Holders from certain liabilities, including liabilities arising under the Securities Act.

     The following table shows the maximum amount of the standby purchase commitments of the Guarantors and the Participating Debenture Holders:

                                                    AMOUNT OF
GUARANTOR                                      PURCHASE COMMITMENT
---------                                      -------------------
Dr. Cynthia Bayern..........................        $375,000
Alfred D. Kingsley..........................        $187,500
George Karfunkel............................        $187,500
                                                    --------
Total.......................................        $750,000
                                                    ========

                                                    AMOUNT OF
PARTICIPATING DEBENTURE HOLDER                 PURCHASE COMMITMENT
------------------------------                 -------------------
Alfred D. Kingsley..........................       $  789,474
George Karfunkel............................       $  263,158
Cameo Tactical Return Partners, LP..........       $  263,158
Goren Brothers, L.P. .......................       $  131,579
Milton Dresner..............................       $   52,632
                                                   ----------
Total.......................................       $1,500,000
                                                   ==========

     Alfred D. Kingsley beneficially owns more than 5% of the outstanding common shares of BioTime and $1,500,000 of Series 2001-A debentures. Milton Dresner is a director of BioTime and owns $100,000 of Series 2001-A debentures.

                    OFFER OF ADDITIONAL UNITS TO GUARANTORS

     We have offered the Guarantors the opportunity to purchase up to an additional 428,571 units until 10 days after the expiration date of the rights offer. These additional units will be offered at the same subscription price as the rights offer. The Guarantors will not be obligated to purchase any of these additional units. The additional units are being offered to the Guarantors on a pro rata basis according to the ratio of the amount of their respective standby purchase commitments. The Guarantors may assign the offer to purchase units to one or more third parties. If any Guarantor or his assignee declines to purchase the number of units offered to him, the other Guarantors may purchase those units.

               OFFER TO EXCHANGE ADDITIONAL UNITS FOR DEBENTURES

     We are also offering all holders of our Series 2001-A debentures the opportunity to exchange their debentures for units at the rights offer subscription price per unit. The Participating Debenture Holders have agreed to exchange their debentures for units if the rights offer is over-subscribed and BioTime issues all 853,434 units reserved to fill over-subscriptions. The total amount of debentures that may be exchanged for units will be $1,500,000, less the amount of any debentures that may have been exchanged for units by Participating Debenture Holders to meet their obligations to purchase units that remain unsold at the termination of the rights offering. If the amount of debentures tendered in exchange for units exceeds $1,500,000, the Company will accept debentures tendered by Participating Debenture Holders, up to the $1,500,000 limit, before accepting debentures tendered by other debenture holders. Otherwise, the debentures will be accepted for exchange pro rata based upon the ratio of the principal amount of debentures owned to the total principal amount tendered. If all of the debenture holders accept the exchange offer, we would issue an additional 1,071,428 units.

                                USE OF PROCEEDS

     The net cash proceeds received by BioTime from the sale of the 1,706,869
units in the rights offer are estimated to be $     , after deducting the
expenses of the offer of approximately $     , without taking into account any
common shares that may be sold through the exercise of warrants. An additional $1,794,807 of cash proceeds may be received through the sale of up to 853,434 units to fill excess over-subscriptions and through the sale of up to 428,571 units to the Guarantors. BioTime intends to use the net proceeds of the rights offer as shown in the following table. The minimum amount of proceeds reflects the proceeds from the sale of 1,706,869 units in the rights offer only, and the maximum amount also includes proceeds from the sale of 853,434 units to fill excess over-subscriptions and through the sale of 428,571 units to the Guarantors. In addition, up to $1,500,000 of debenture indebtedness may be retired through the exchange of Series 2001-A Debentures for units.

                                                      ESTIMATED AMOUNT
                                                      -----------------
APPLICATION                                           MINIMUM   MAXIMUM   PERCENT OF TOTAL
-----------                                           -------   -------   ----------------
Research and Development............................  $         $                50%
Working Capital.....................................                             50
                                                                                ---
Total...............................................  $         $               100%
                                                      ======                    ===

     Research and Development. Up to $1,000,000 of the proceeds allocated to research and development will be used to finance clinical testing of PentaLyte. We have completed a Phase I clinical trial of PentaLyte and we are planning the next phase of clinical trials in which PentaLyte will be used to treat hypovolemia in surgery. We have spent approximately $2,000,000 in direct costs through June 30, 2003 developing PentaLyte. If Abbott obtains a license to manufacture and market PentaLyte under our License Agreement with them, they would reimburse us for our direct costs incurred in developing PentaLyte. Abbott's decision whether to license PentaLyte would follow the completion of our Phase II trial, or if we proceed directly into a Phase II/II trial, the first successful human use in that trial.

     The balance of the proceeds allocated to research and development may be used to finance additional clinical trials of Hextend, initial clinical trials of HetaCool, and laboratory testing of other products we are developing. When laboratory testing of a product has been completed, a portion of the proceeds allocated to research and development may also be used to commence clinical trials of that product. We may also use a portion of the proceeds to fund the cost of seeking regulatory approval of our products.

     Working Capital. We intend to apply the balance of the proceeds of the rights offer to working capital and general corporate purposes. We will have broad discretion with respect to the use of proceeds retained as working capital. The proceeds may be used to defray overhead expenses and for future opportunities and contingencies that may arise. We expect that our general and administrative expenses will increase as we achieve progress in developing products and bringing them to market. For example, a portion of the proceeds allocated to working capital may be used to pay the salaries, benefits and fees to employees and consultants who assist in the preparation of applications to the FDA and foreign regulatory agencies and patent applications. Proceeds allocated to working capital also may be reallocated to research and development and may be used to pay the costs of clinical trials of our products.

     Repayment of Debentures. The Participating Debenture Holders have agreed to exchange $1,500,000 principal amount of their debentures for units at the subscription price if all 1,706,869 units are issued to rights holders and an additional 853,434 units are sold to fill excess over-subscriptions, and all 428,571 units are sold to the Guarantors. If that occurs, our total net proceeds, after deducting expenses of the offering, would be approximately
$     and we will use approximately $1,850,000 of the proceeds to prepay the remaining outstanding debentures.

     The foregoing represents only an estimate of the allocation of the net proceeds of the rights offer based upon the current state of our product development program. The development of new medical products and technologies often involves complications, delays and costs that cannot be predicted, and may cause us to make a reallocation of proceeds among the categories shown above or to other uses. We may need to raise additional capital after the rights offer to pay operating expenses until such time as we are able to generate sufficient revenues from product sales, royalties, and license fees.

     Until used, the net proceeds of the rights offer will be invested in certificates of deposit, United States government securities or other high quality, short-term interest-bearing investments.

                           DESCRIPTION OF SECURITIES

COMMON SHARES

     BioTime's Articles of Incorporation currently authorize the issuance of up to 40,000,000 common shares, no par value, of which 13,654,949 shares were outstanding at August 14, 2003 and held by 7,421 persons based upon the share position listings for the common shares. Each holder of record is entitled to one vote for each outstanding common share owned by him on every matter properly submitted to the shareholders for their vote.

     Subject to the dividend rights of holders of any of the preferred shares that may be issued from time to time, holders of common shares are entitled to any dividend declared by the Board of Directors out of funds legally available for that purpose. BioTime has not paid any cash dividends on our common shares, and it is unlikely that any cash dividends will be declared or paid on any common shares in the foreseeable future. Instead, BioTime plans to retain our cash for use in financing our future operations and growth.

     Subject to the prior payment of the liquidation preference to holders of any preferred shares that may be issued, holders of common shares are entitled to receive on a prorata basis all remaining assets of BioTime available for distribution to the holders of common shares in the event of the liquidation, dissolution, or winding up of BioTime. Holders of common shares do not have any preemptive rights to become subscribers or purchasers of additional shares of any class of BioTime's capital stock.

PREFERRED SHARES

     BioTime's Articles of Incorporation currently authorize the issuance of up to 1,000,000 preferred shares, no par value. We may issue preferred shares in one or more series, at any time, with such rights, preferences, privileges and restrictions as the Board of Directors may determine, all without further action of our shareholders. Any series of preferred shares which may be authorized by the Board of Directors in the future may be senior to and have greater rights and preferences than the common shares. There are no preferred shares presently outstanding and we have no present plan, arrangement or commitment to issue any preferred shares.

WARRANTS

     Each full warrant entitles the holder to purchase one common share at a price of $2.00 per share. The number of common shares and exercise price will be proportionally adjusted in the event of a stock split, stock dividend, combination or similar recapitalization of the common shares. The warrants will
expire on           , 2006 and may not be exercised after that date.

     BioTime may redeem the warrants by paying $.05 per warrant if the closing price of the common shares on the AMEX or any other national securities exchange or the Nasdaq Stock Market exceeds 200% of the exercise price of the warrants for any 20 consecutive trading days ending not more than 20 days before the Company sends a notice of redemption to the warrant holders (the "Trigger Period"). We will give the warrant holders at least 20 days written notice of the redemption, setting the redemption date, and the warrant holders may exercise the warrants prior to the redemption date. The warrants may not be exercised after the last business day prior to the redemption date.

     The redemption date will abate, and the notice of redemption will be of no effect, if the closing price or average bid price of BioTime common share does not equal or exceed 120% of the exercise price of the warrants on the redemption date and each of the five trading days immediately preceding the redemption date. However, BioTime will have the right to redeem the warrants at a future date if the market price of the common shares again exceeds 200% of the exercise price for 20 consecutive trading days, as described above. In addition, BioTime may not redeem the warrants unless a registration statement with respect to the warrants and underlying common shares is effective under the Securities Act during the Trigger Period and during the 20 day period ending on the redemption date.

TRANSFER AGENT, WARRANT AGENT, AND REGISTRAR

     The transfer agent, warrant agent, and registrar for the common shares and warrants is American Stock Transfer and Trust Company, 59 Maiden Lane, New York, New York 10038.

                         RESALE OF SHARES AND WARRANTS

     The Guarantors and Participating Debenture Holders have advised us that they may hold for investment purposes any common shares and warrants they acquire, or they may sell common shares and warrants from time to time on the AMEX at prevailing market prices, or at prices related to the prevailing market price, or in privately negotiated transactions. They also may sell common shares in connection with the exercise of their warrants or they may hold those shares for investment purposes and sell them at later date.

     The Guarantors and Participating Debenture Holders will bear all broker-dealer commissions payable in connection with the sale of their common shares and warrants. Broker-dealers who acquire common shares or warrants from the Guarantors and Participating Debenture Holders as principals may resell the shares and warrants from time to time in transactions on the AMEX, or may resell the shares and warrants in negotiated transactions at prevailing market prices or at negotiated prices, and may receive usual and customary commissions from the purchasers of the shares and warrants.

     The Guarantors and Participating Debenture Holders have advised us that during the time that they may be engaged in a distribution of their common shares and warrants they will (a) not engage in any stabilization activity in connection with BioTime securities, (b) cause to be furnished to each broker through whom their shares or warrants may be offered the number of copies of this prospectus required by the broker, and (c) not bid for or purchase any BioTime securities or rights to acquire BioTime securities, or attempt to induce any person do so, other than as permitted under the Securities Exchange Act of 1934, as amended. The Guarantors and Participating Debenture Holders and any broker-dealers who participate in the sale of their common shares and warrants may be deemed to be "underwriters" as defined in the Securities Act. Any commissions paid or any discounts or concessions allowed to any broker-dealers in connection with the sale of the common shares and warrants, and any profits received on the resale of any shares and warrants purchased by broker-dealers as principals, may be deemed to be underwriting discounts and commissions under the Securities Act.

                                 LEGAL MATTERS

     The validity of the rights, common shares, and warrants will be passed upon for BioTime by Lippenberger, Thompson, Welch, Soroko & Gilbert LLP, San Francisco and Corte Madera, California.

                                    EXPERTS

     The financial statements incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report (which contains an explanatory paragraph related to the development stage of BioTime's operations) incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

     The financial statements incorporated in this prospectus by reference from the BioTime Annual Report on Form 10-K/A-1 as of December 31, 2001 and for the years ended December 31, 2001 and 2000 and the period from November 30, 1990 (inception) to December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph related to the development stage of BioTime's operations), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      ADDITIONAL INFORMATION ABOUT BIOTIME

     This prospectus is accompanied by a copy of our Annual Report on Form 10-K/A-1 for the year ended December 31, 2002 and our Quarterly Report on Form 10-Q for the three months ended June 30, 2003, which contain important information about us.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     BioTime's Annual Report on Form 10-K/A-1, as amended, for the fiscal year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the periods ended March 31, 2003 and June 30, 2003, and all other reports filed by BioTime pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, since the end of the fiscal year covered by such Form 10-K and prior to the termination of the offering covered by this prospectus are hereby incorporated into this prospectus by reference. Description of the common shares and warrants contained in Registrations Statements on Form 8-A filed under the Securities Exchange Act of 1934, as amended, are also incorporated into this prospectus by reference. BioTime will provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference but not delivered with this prospectus. Such requests may be addressed to the Secretary of BioTime at 935 Pardee Street, Berkeley, California 94710; Telephone: (510) 845-9535.

     BioTime is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files quarterly, annual, and current reports and proxy statements and other information with the Securities and Exchange Commission. The public may read and copy any materials BioTime files with Securities and Exchange Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330.

     The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The address of such site is http://www.sec.gov.

                             ADDITIONAL INFORMATION

     BioTime has filed with the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. a registration statement on Form S-2 under the Securities Act of 1933, as amended, for the registration of the securities offered hereby. This prospectus, which is part of the registration statement, does not contain all of the information contained in the registration statement. For further information with respect to BioTime and the securities offered hereby, reference is made to the registration statement, including the exhibits thereto, which may be inspected, without charge, at the Office of the Securities and Exchange Commission, or copies of which may be obtained from the Commission in Washington, D.C. upon payment of the requisite fees. Statements contained in this prospectus as to the content of any contract or other document referred to are not necessarily complete. In each instance reference is made to the copy of the contract or other document filed as an exhibit to the registration statement, and each such statement is qualified in all respects by reference to the exhibit.

                                   APPENDIX A

CONTROL NUMBER                                     BIOTIME, INC.                         SUBSCRIPTION CERTIFICATE FOR

                                  SUBSCRIPTION CERTIFICATE FOR UNITS VOID IF NOT
                                EXERCISED AT OR BEFORE 5:00 P.M. (NEW YORK TIME) ON
                                    , 2003, THE EXPIRATION DATE. THIS SUBSCRIPTION       Rights
                                CERTIFICATE IS TRANSFERRABLE AND MAY BE COMBINED OR
                                 DIVIDED (BUT ONLY INTO SUBSCRIPTION CERTIFICATES            SUBSCRIPTION PRICE U.S. $1.40 PER
Expiration Date                EVIDENCING A WHOLE NUMBER OF RIGHTS) AT THE OFFICE OF     UNIT
        , 2003                                THE SUBSCRIPTION AGENT

                                                                                         CUSIP

                                       A-1


THIS SUBSCRIPTION CERTIFICATE MAY BE USED TO SUBSCRIBE FOR          If you exercise fewer than all the Rights represented by
UNITS OR MAY BE ASSIGNED OR SOLD. FULL INSTRUCTIONS APPEAR          this Subscription Certificate, the subscription agent will
ON THE BACK OF THIS SUBSCRIPTION CERTIFICATE.                       issue a new Subscription Certificate representing the
REGISTERED OWNER:                                                   balance of the unexercised Rights, provided that the
The registered owner of this Subscription Certificate, named        subscription agent has received your properly completed and
above, or assignee, is entitled to the number of Rights to          executed Subscription Certificate and payment prior to 5:00
subscribe for Units consisting of one common share, no par          p.m., New York time, on         , 2003. No new Subscription
value, and one-half of a warrant to purchase one common             Certificate will be issued after that date.
share of BioTime, Inc. shown above, in the ratio of one Unit
for each 8 Rights held, and upon the terms and conditions           IMPORTANT: Complete appropriate form on reverse
and at the price for each Unit specified in the Prospectus
dated     , 2003.                                                   BIOTIME, INC.
                                                                    ------------------------------------------------------------
DATE:         , 2003                                                VICE PRESIDENT;
                                                                    MEMBER, OFFICE
BIOTIME, INC.                                                       OF THE PRESIDENT
------------------------------------------------------------
SECRETARY
Countersigned: American Stock Transfer & Trust Company (New
               York, N.Y.) Subscription Agent
               By:
               ---------------------------------------------
               Authorized Signature

                                               Expiration Date:           , 2003

                   PLEASE COMPLETE ALL APPLICABLE INFORMATION

By Mail:                  By Hand:                     By Overnight Courier:
To: American Stock        To: American Stock           To: American Stock
Transfer & Trust Company  Transfer & Trust Company     Transfer & Trust Company
Exchanges and Tenders     Exchanges and Tenders        Exchanges and Tender
59 Maiden Lane            59 Maiden Lane, Plaza Level  59 Maiden Lane, Plaza Level
New York, New York 10038  New York, New York 10038     New York, New York 10038

SECTION 1: TO SUBSCRIBE: I hereby irrevocably subscribe for the dollar amount of
           Units indicated as the total of A and B below upon the terms and conditions specified in the Prospectus related hereto, receipt of which is acknowledged.

           TO SELL: If I have checked either the box on line C or the box on line D, I authorize the sale of Rights by the subscription agent according to the procedures described in the Prospectus. The check for the proceeds of sale will be mailed to the address of record.

Please check below:

[ ]  A.   Subscription            /8           =                .000   x                  $1.40   =   $
                                                   -----------------       --------------------       -----------------
          (Rights Exercised)                       (Units Requested)       (Subscription Price)        (Amount Required)
[ ]  B.   Over-Subscription Privilege                           .000   x                  $1.40   =   $              (*)
                                                   -----------------       --------------------       -----------------
                                                   (Units Requested)       (Subscription Price)        (Amount Required)
          Amount of Check Enclosed or Amount in Notice of Guaranteed Delivery (Total of A + B)    =   $
                                                                                                      -----------------
          Make check payable to the order of "BioTime, Inc."
          (*) The Over-Subscription Privilege can be exercised by certain shareholders only, as described in the
          Prospectus.
[ ]  C.   Sell any remaining unexercised Rights
[ ]  D.   Sell all of my Rights.

                                               Please provide your telephone number   Day (___)___________
---------------------------------------------
Signature of Subscriber(s)/Seller(s)                                                  Evening (___)________

Social Security Number or Tax ID Number:

SECTION II: TO TRANSFER RIGHTS: (except pursuant to C and D above)

For value received, ____________ of the Rights represented by this Subscription Certificate are assigned to

--------------------------------------------------   --------------------------------------------------
Social Security Number or Tax ID Number of           (Print Full Name of Assignee)
  Assignee

--------------------------------------------------   --------------------------------------------------
Signature(s) of Assignor(s)                          (Print Full Address including postal Zip Code)

The signature(s) must correspond with the name(s) as written upon the face of this Subscription Certificate, in every particular, without alteration.

IMPORTANT: For transfer, a signature guarantee must be provided by an eligible financial institution which is a participant in a recognized signature guarantee program.

SIGNATURE GUARANTEED BY:

PROCEEDS FROM THE SALE OF RIGHTS MAY BE SUBJECT TO WITHHOLDING OF U.S. TAXES UNLESS THE SELLER'S CERTIFIED U.S. TAXPAYER IDENTIFICATION NUMBER (OR CERTIFICATION REGARDING FOREIGN STATUS) IS ON FILE WITH THE SUBSCRIPTION AGENT AND THE SELLER IS NOT OTHERWISE SUBJECT TO U.S. BACKUP WITHHOLDING.

[ ] CHECK HERE IF RIGHTS ARE BEING EXERCISED PURSUANT TO A NOTICE OF GUARANTEED
    DELIVERY DELIVERED TO THE SUBSCRIPTION AGENT PRIOR TO THE DATE HEREOF AND COMPLETE THE FOLLOWING:

  NAME(S) OF REGISTERED OWNER(S):
  WINDOW TICKET NUMBER (IF ANY):
  DATE OF EXECUTION OF NOTICE OF GUARANTEED DELIVERY:
  NAME OF INSTITUTION WHICH GUARANTEED DELIVERY:

                                   APPENDIX B

                    [Form of Notice of Guaranteed Delivery]

            NOTICE OF GUARANTEED DELIVERY OF SUBSCRIPTION RIGHTS AND
                      THE SUBSCRIPTION PRICE FOR UNITS OF
                BIOTIME, INC. SUBSCRIBED FOR IN THE RIGHTS OFFER

     As set forth in the Prospectus under "The Rights Offer -- Payment for Units," this form or one substantially equivalent may be used as a means of effecting subscription and payment for all Units of BioTime, Inc. subscribed for in the Rights Offer. Such form may be delivered by hand or sent by facsimile transmission, overnight courier or mail to the Subscription Agent.

                           The Subscription Agent is:
                    American Stock Transfer & Trust Company

                  By Mail:                                      By Facsimile:
   American Stock Transfer & Trust Company                     (718) 234-5001
               59 Maiden Lane                               Confirm by Telephone
          New York, New York 10038                             1-877-248-6417

                  By Hand:                                  By Overnight Courier:
   American Stock Transfer & Trust Company         American Stock Transfer & Trust Company
            Exchanges and Tenders                           Exchanges and Tenders
         59 Maiden Lane, Plaza Level                     59 Maiden Lane, Plaza Level
          New York, New York 10038                        New York, New York 10038

         DELIVERY OF THIS INSTRUMENT TO AN ADDRESS, OR TRANSMISSION OF INSTRUCTIONS VIA A TELECOPY OR FACSIMILE NUMBER, OTHER THAN AS
             SET FORTH ABOVE, DOES NOT CONSTITUTE A VALID DELIVERY

     The New York Stock Exchange member firm or bank or trust company which completes this form must communicate the guarantee and the number of Units subscribed for to the Subscription Agent and must deliver this Notice of Guaranteed Delivery guaranteeing delivery of (i) payment in full for all subscribed Units (including any Units subscribed for through the over-subscription privilege) and (ii) a properly completed and executed Subscription Certificate (which certificate and full payment must then be delivered by the close of business on the third business day after the expiration date, as defined in the Prospectus) to the Subscription Agent prior
to 5:00 p.m., New York time, on the expiration date (          , 2003, unless
extended). Failure to do so will result in a forfeiture of the Rights.

                                   GUARANTEE

     The undersigned, a member firm of the New York Stock Exchange or a bank or trust company, guarantees delivery to the Subscription Agent by the close of business (5:00 p.m., New York time) on the third business day after the
expiration date (          , 2003, unless extended) of (A) a properly completed
and executed Subscription Certificate and (B) payment of the full subscription price of Units subscribed for in the Rights offer (including the over-subscription privilege, if applicable) as subscription for such Units as indicated herein or in the Subscription Certificate.


--------------------------------------------    --------------------------------------------
Number of Units subscribed for (excluding       Number of Units subscribed for pursuant to
  the over-subscription privilege) for which    the over-subscription privilege for which
  you are guaranteeing delivery of Rights       you are guaranteeing delivery of Rights and
  and payment                                   payment

Number of Rights to be delivered:               --------------------------------------------

Total subscription price payment to             $
  bedelivered:                                  --------------------------------------------

Method of delivery [circle one]                 A. Through DTC
                                                B. Direct to Corporation

     Please note that if you are guaranteeing for over-subscription Units, and are a DTC participant, you must also execute and forward to American Stock Transfer & Trust Company a Nominee Holder Over-Subscription Exercise Form.


--------------------------------------------    --------------------------------------------
Name of Firm                                    Authorized Signature

--------------------------------------------    --------------------------------------------
Address                                         Title

--------------------------------------------    --------------------------------------------
Zip Code                                        (Type or Print)

--------------------------------------------    --------------------------------------------
Name of Registered Holder (If Applicable)

--------------------------------------------    --------------------------------------------
Telephone Number                                Date

* IF THE RIGHTS ARE TO BE DELIVERED THROUGH DTC, A REPRESENTATIVE OF THE SUBSCRIPTION AGENT WILL PHONE YOU WITH A PROTECT IDENTIFICATION NUMBER, WHICH NEEDS TO BE COMMUNICATED BY YOU TO DTC.

  PLEASE NOTE THAT IF YOU ARE GUARANTEEING FOR OVER-SUBSCRIPTION UNITS AND ARE A DTC PARTICIPANT, YOU MUST ALSO EXECUTE AND FORWARD TO THE SUBSCRIPTION AGENT A NOMINEE HOLDER OVER-SUBSCRIPTION EXERCISE FORM.

                                   APPENDIX C

            [FORM OF NOMINEE HOLDER OVER-SUBSCRIPTION EXERCISE FORM]

                                 BIOTIME, INC.
                                  RIGHTS OFFER
                 NOMINEE HOLDER OVER-SUBSCRIPTION EXERCISE FORM
                   PLEASE COMPLETE ALL APPLICABLE INFORMATION

         By Mail:                         By Hand:                  By Overnight Courier:
    To: American Stock               To: American Stock               To: American Stock
 Transfer & Trust Company         Transfer & Trust Company         Transfer & Trust Company
  Exchanges and Tenders            Exchanges and Tenders            Exchanges and Tenders
      59 Maiden Lane               59 Maiden Lane, Plaza            59 Maiden Lane, Plaza
 New York, New York 10038                  Level                            Level
                                  New York, New York 10038         New York, New York 10038

     THIS FORM IS TO BE USED ONLY BY NOMINEE HOLDERS TO EXERCISE THE OVER-SUBSCRIPTION PRIVILEGE IN RESPECT OF RIGHTS THAT WERE EXERCISED AND DELIVERED THROUGH THE FACILITIES OF A COMMON DEPOSITORY. ALL OTHER EXERCISES OF OVER-SUBSCRIPTION PRIVILEGES MUST BE EFFECTED BY THE DELIVERY OF THE SUBSCRIPTION CERTIFICATES.

                             ---------------------

     THE TERMS AND CONDITIONS OF THE RIGHTS OFFER ARE SET FORTH IN BIOTIME'S
PROSPECTUS DATED           , 2003 (THE "PROSPECTUS") AND ARE INCORPORATED HEREIN
BY REFERENCE. COPIES OF THE PROSPECTUS ARE AVAILABLE UPON REQUEST FROM BIOTIME.

                             ---------------------

     VOID UNLESS RECEIVED BY THE SUBSCRIPTION AGENT WITH PAYMENT IN FULL BY 5:00
P.M., NEW YORK TIME, ON           , 2003, UNLESS EXTENDED BY BIOTIME (THE
"EXPIRATION DATE").

1. The undersigned hereby certifies to the Subscription Agent that it is a participant in [Name of Depository] (the "Depository") and that it has either
   (i) exercised all of the Rights and delivered such exercised Rights to the Subscription Agent by means of transfer to the Depository Account of BioTime, Inc., or (ii) delivered to the Subscription Agent a Notice of Guaranteed Delivery in respect of the exercise of the Rights and will deliver the Rights called for in such Notice of Guaranteed Delivery to the Subscription Agent by means of transfer to such Depository Account of BioTime, Inc.

2. The undersigned hereby exercises the over-subscription privilege to purchase, to the extent available, Units and certifies to the Subscription Agent that such over-subscription privilege is being exercised for the account or accounts of persons (which may include the undersigned) on whose behalf all Rights have been exercised.(*)

3. The undersigned understands that payment of the subscription price of $1.40 per Unit for each Unit subscribed for pursuant to the over-subscription privilege must be received by the Subscription Agent at or before 5:00 p.m., New York time, on the Expiration Date, and represents that such payment, in
   the aggregate amount of $       either (check appropriate box):

   [ ] has been or is being delivered to the Subscription Agent pursuant to the Notice of Guaranteed Delivery referred to above or;

   [ ] is being delivered to the Subscription Agent herewith or;

   [ ] has been delivered separately to the Subscription Agent; and, in the case of funds not delivered pursuant to a Notice of Guaranteed Delivery, is or was delivered in the manner set forth below (check appropriate box and complete information relating thereto):

     [ ] uncertified check

     [ ] certified check

     [ ] bank draft

     [ ] money order

------------------------------------------------------
Depository Subscription Confirmation Number

------------------------------------------------------
Depository Participant Number

Contact Name
--------------------------------------

Phone Number
-------------------------------------

Dated:                , 2003

------------------------------------------------------
Name of Nominee Holder

------------------------------------------------------
Address

------------------------------------------------------
City          State          Zip Code

By:
-------------------------------------------------

Name:
----------------------------------------------

Title:
-----------------------------------------------

* PLEASE COMPLETE THE BENEFICIAL OWNER CERTIFICATION ON THE BACK HEREOF CONTAINING THE RECORD DATE POSITION OF RIGHTS OWNED, THE NUMBER OF UNITS SUBSCRIBED FOR (OTHER THAN OVER-SUBSCRIPTIONS) AND THE NUMBER OF OVER-SUBSCRIPTION UNITS, IF APPLICABLE, REQUESTED BY EACH SUCH OWNER.

                                 BIOTIME, INC.
                         BENEFICIAL OWNER CERTIFICATION

     The undersigned, a bank, broker or other nominee holder of Rights ("Rights") to purchase Units of BioTime, Inc. ("BioTime") pursuant to the Rights
Offer described and provided for in BioTime's Prospectus dated        , 2003
(the "Prospectus") hereby certifies to BioTime and to American Stock Transfer & Trust Company, as Subscription Agent for such Rights Offer, that for each numbered line filled in below the undersigned has exercised, on behalf of the beneficial owner thereof (which may be the undersigned), the number of Rights specified on such line, and such beneficial owner wishes to subscribe for the purchase of additional Units pursuant to the over-subscription privilege (as defined in the Prospectus), in the amount set forth in the third column of such line:

                                                                 NUMBER OF UNITS REQUESTED PURSUANT
          RECORD DATE SHARES        NUMBER OF RIGHTS EXERCISED   TO THE OVER-SUBSCRIPTION PRIVILEGE
          ------------------       ----------------------------  ----------------------------------
 1)
     ----------------------------  ----------------------------     ----------------------------
 2)
     ----------------------------  ----------------------------     ----------------------------
 3)
     ----------------------------  ----------------------------     ----------------------------
 4)
     ----------------------------  ----------------------------     ----------------------------
 5)
     ----------------------------  ----------------------------     ----------------------------
 6)
     ----------------------------  ----------------------------     ----------------------------
 7)
     ----------------------------  ----------------------------     ----------------------------
 8)
     ----------------------------  ----------------------------     ----------------------------
 9)
     ----------------------------  ----------------------------     ----------------------------
10)
     ----------------------------  ----------------------------     ----------------------------

------------------------------------------------------
                             Name of Nominee Holder

------------------------------------------------------
Name:
Title:

Dated:              , 2003

------------------------------------------------------
                         Depository Participant Number

------------------------------------------------------
             Depository Primary Subscription Confirmation Number(s)

------------------------------------------------------
------------------------------------------------------

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THIS OFFERING TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR A SOLICITATION IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE CIRCUMSTANCES OF BIOTIME OR THE FACTS HEREIN SET FORTH SINCE THE DATE HEREOF.

                               TABLE OF CONTENTS

Prospectus Summary.....................            4
Risk Factors...........................            9
The Rights Offer.......................           13
Offer of Additional Units to
  Guarantors...........................           21
Offer of Additional Units for
  Debentures...........................           21
Use of Proceeds........................           21
Description of Securities..............           22
Resale of Shares and Warrants..........           23
Legal Matters..........................           24
Independent Accountants................           24
Additional Information About BioTime...           24
Incorporation of Certain Information by
  Reference............................           24
Additional Information.................           25
Form of Subscription Certificate......... Appendix A
Form of Notice of
  Guaranteed Delivery.................... Appendix B
Form of Nominee Holder
  Over-Subscription Exercise Form........ Appendix C

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                 BIOTIME, INC.

                   1,706,869 UNITS ISSUABLE UPON THE EXERCISE
                             OF SUBSCRIPTION RIGHTS

                     853,434 UNITS ISSUABLE TO FILL EXCESS
                               OVER-SUBSCRIPTIONS

                    428,571 UNITS OFFERED TO THE GUARANTORS

                    1,071,428 UNITS ISSUABLE IN EXCHANGE FOR
                            SERIES 2001-A DEBENTURES

                     2,780,150 COMMON SHARES ISSUABLE UPON
                              EXERCISE OF WARRANTS

                     EACH UNIT CONSISTS OF ONE COMMON SHARE
                           AND ONE-HALF OF A WARRANT

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                          , 2003

------------------------------------------------------
------------------------------------------------------

                                    PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The estimated expenses of the Registrant in connection with the issuance and distribution of the securities being registered hereby are as follows:


Registration Fee-Securities and Exchange Commission.........   $909.70
AMEX Listing Fee............................................   $
Printing and Engraving Expenses.............................         *
Accounting Fees.............................................         *
Legal Fees..................................................         *
Subscription Agent..........................................   $25,000
Miscellaneous Expenses......................................         *
                                                               -------
  Total.....................................................   $     *
                                                               =======

---------------

* To be filed by amendment

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 317 of the California Corporations Code permits indemnification of directors, officers, employees and other agents of corporations under certain conditions and subject to certain limitations. In addition, Section 204(a)(10) of the California Corporations Code permits a corporation to provide, in its articles of incorporation, that directors shall not have liability to the corporation or its shareholders for monetary damages for breach of fiduciary duty, subject to certain prescribed exceptions. Article Four of the Articles of Incorporation of the Registrant contains provisions for the indemnification of directors, officers, employees and other agents within the limitations permitted by Section 317 and for the limitation on the personal liability of directors permitted by Section 204(b)(10), subject to the exceptions required thereby.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

EXHIBIT
NUMBERS                            DESCRIPTION
-------                            -----------
 3.1       Articles of Incorporation, as Amended.(1)
 3.2       By-Laws, As Amended.(3)
 4.1       Specimen of Common Share Certificate.(2)
 4.2       Form of Subscription Certificate(16)
 4.3       Form of Warrant(16)
 4.4       Form of Warrant Agreement between the Registrant and
           American Stock Transfer & Trust Company(16)
 5.        Opinion of Counsel(17)
10.1       Lease Agreement dated July 1, 1994 between the Registrant
           and Robert and Norah Brower, relating to principal executive offices of the Registrant.(4)
10.2       Intellectual Property Agreement between the Registrant and
           Hal Sternberg.(2)
10.3       Intellectual Property Agreement between the Registrant and
           Harold Waitz.(2)
10.4       Intellectual Property Agreement between the Registrant and
           Judith Segall.(2)
10.5       Intellectual Property Agreement between the Registrant and
           Steven Seinberg.(13)
10.6       Agreement between CMSI and BioTime Officers Releasing
           Employment Agreements, Selling Shares, and Transferring
           Non-Exclusive License.(2)

EXHIBIT
NUMBERS                            DESCRIPTION
-------                            -----------
10.7       Agreement for Trans Time, Inc. to Exchange CMSI Common Stock
           for BioTime, Inc. Common Shares.(2)
10.8       2002 Stock Option Plan, as amended.(6)
10.9       Addenda to Lease Agreement between the Registrant and Donn
           Logan.(10)
10.10      Exclusive License Agreement between Abbott Laboratories and
           BioTime, Inc. (Portions of this exhibit have been omitted
           pursuant to a request for confidential treatment).(8)
10.11      Modification of Exclusive License Agreement between Abbott
           Laboratories and BioTime, Inc. (Portions of this exhibit
           have been omitted pursuant to a request for confidential
           treatment).(9)
10.12      Warrant Agreement, dated March 27, 2001, between BioTime,
           Inc. and Alfred D. Kingsley.(11)
10.13      Form of Series 2001-A 10% Debenture due August 1, 2004.(12)
10.14      Warrant Agreement between BioTime, Inc. and Purchasers of
           Series 2001-A Debentures.(12)
10.15      Warrant Agreement, dated March 27, 2002, between BioTime,
           Inc. and Alfred D. Kingsley.(13)
10.16      Warrant for the Purchase of Common Shares, dated August 12,
           2002, issued to Ladenburg Thalmann & Co. Inc.(14)
10.17      Exclusive License Agreement between BioTime, Inc. and CJ
           Corp.(15)
10.18      Warrant Agreement, dated April 9, 2003, between BioTime,
           Inc. and certain holders of Series 2001-A Debentures.(15)
10.19      Standby Purchase Agreement between BioTime and the persons named therein as Guarantors and Participating Debenture
           Holders(16)
23.1       Consent of Deloitte & Touche, LLP(16)
23.2       Consent of BDO Seidman, LLP(16)
23.3       Consent of Counsel (included in Exhibit 5)(17)

---------------

(1) Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended June 30, 1998.

(2) Incorporated by reference to Registration Statement on Form S-1, File Number 33-44549 filed with the Securities and Exchange Commission on December 18, 1991, and Amendment No. 1 and Amendment No. 2 thereto filed with the Securities and Exchange Commission on February 6, 1992 and March 7, 1992, respectively.

(3) Incorporated by reference to Registration Statement on Form S-1, File Number 33-48717 and Post-Effective Amendment No. 1 thereto filed with the Securities and Exchange Commission on June 22, 1992, and August 27, 1992, respectively.

(4) Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended June 30, 1994.

(5) Incorporated by reference to the Registrant's Form 10-Q for the quarter ended March 31, 1997.

(6) Incorporated by reference to Registration Statement on Form S-8, File Number 333-101651 filed with the Securities and Exchange Commission on December 4, 2002.

(7) Incorporated by reference to the Registrant's Form 10-Q for the quarter ended March 31, 1999.

(8)  Incorporated by reference to the Registrant's Form 8-K, filed April 24,
     1997.

(9) Incorporated by reference to the Registrant's Form 10-Q for the quarter ended June 30, 1999.

(10) Incorporated by reference to the Registrant's Form 10-K for the year ended December 31, 1999.

(11) Incorporated by reference to the Registrant's Form 10-K for the year ended December 31, 2000.

(12) Incorporated by reference to the Registrant's Form 10-Q for the quarter ended June 30, 2001.

(13) Incorporated by reference to the Registrant's Form 10-K for the year ended December 31, 2001.

(14) Incorporated by reference to the Registrant's Form 10-Q for the quarter ended June 30, 2002.

(15) Incorporated by reference to the Registrant's Form 10-K/A-1 for the year ended December 31, 2002.

(16) Filed herewith.

(17) To be filed by amendment

ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question ~whether such indemnification by it is against public policy as expressed in the Act and will be governed by final adjudication of such issue.

     The undersigned registrant hereby undertakes:

          (1) To file during any period in which offers or sales are made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate represent a fundamental change in the information set forth in the registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned undertakes that:

          (1) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Berkeley, State of California on October 2, 2003.

                                          BIOTIME, INC.

                                          By            JUDITH SEGALL
                                            ------------------------------------
                                                Vice President -- Operations
                                              Member, Office of the President*

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                  TITLE                            DATE
                      ---------                                  -----                            ----

                HAROLD WAITZ                      Vice President, Member Office of the      October 2, 2003
 ------------------------------------------      President* and Director (Co-Principal
                HAROLD WAITZ                               Executive Officer)


                HAL STERNBERG                     Vice President, Member Office of the      October 2, 2003
 ------------------------------------------      President* and Director (Co-Principal
                HAL STERNBERG                              Executive Officer)


                JUDITH SEGALL                    Vice President-Operations, Secretary,      October 2, 2003
 ------------------------------------------       Member Office of the President* and
                JUDITH SEGALL                  Director (Co-Principal Executive Officer)


               STEVEN SEINBERG                     Chief Financial Officer (Principal       October 2, 2003
 ------------------------------------------        Financial and Accounting Officer)
               STEVEN SEINBERG


              JEFFREY B. NICKEL                                 Director                    October 2, 2003
 ------------------------------------------
              JEFFREY B. NICKEL


                                                                Director                               2003
 ------------------------------------------
              MILTON H. DRESNER


                                                                Director
 ------------------------------------------
              KATHERINE GORDON


                                                                Director                               2003
 ------------------------------------------
               MICHAEL D. WEST

---------------

* The Office of the President is composed of three executive officers of the registrant who collectively exercise the powers of the Chief Executive Officer.

                                 EXHIBIT INDEX

EXHIBIT
NUMBERS                            DESCRIPTION
-------                            -----------
 3.1       Articles of Incorporation, as Amended.(1)
 3.2       By-Laws, As Amended.(3)
 4.1       Specimen of Common Share Certificate.(2)
 4.2       Form of Subscription Certificate(16)
 4.3       Form of Warrant(16)
 4.4       Form of Warrant Agreement between the Registrant and
           American Stock Transfer & Trust Company(16)
 5.        Opinion of Counsel(17)
10.1       Lease Agreement dated July 1, 1994 between the Registrant
           and Robert and Norah Brower, relating to principal executive offices of the Registrant.(4)
10.2       Intellectual Property Agreement between the Registrant and
           Hal Sternberg.(2)
10.3       Intellectual Property Agreement between the Registrant and
           Harold Waitz.(2)
10.4       Intellectual Property Agreement between the Registrant and
           Judith Segall.(2)
10.5       Intellectual Property Agreement between the Registrant and
           Steven Seinberg.(13)
10.6       Agreement between CMSI and BioTime Officers Releasing
           Employment Agreements, Selling Shares, and Transferring
           Non-Exclusive License.(2)
10.7       Agreement for Trans Time, Inc. to Exchange CMSI Common Stock
           for BioTime, Inc. Common Shares.(2)
10.8       2002 Stock Option Plan, as amended.(6)
10.9       Addenda to Lease Agreement between the Registrant and Donn
           Logan.(10)
10.10      Exclusive License Agreement between Abbott Laboratories and
           BioTime, Inc. (Portions of this exhibit have been omitted
           pursuant to a request for confidential treatment).(8)
10.11      Modification of Exclusive License Agreement between Abbott
           Laboratories and BioTime, Inc. (Portions of this exhibit
           have been omitted pursuant to a request for confidential
           treatment).(9)
10.12      Warrant Agreement, dated March 27, 2001, between BioTime,
           Inc. and Alfred D. Kingsley.(11)
10.13      Form of Series 2001-A 10% Debenture due August 1, 2004.(12)
10.14      Warrant Agreement between BioTime, Inc. and Purchasers of
           Series 2001-A Debentures.(12)
10.15      Warrant Agreement, dated March 27, 2002, between BioTime,
           Inc. and Alfred D. Kingsley.(13)
10.16      Warrant for the Purchase of Common Shares, dated August 12,
           2002, issued to Ladenburg Thalmann & Co. Inc.(14)
10.17      Exclusive License Agreement between BioTime, Inc. and CJ
           Corp.(15)
10.18      Warrant Agreement, dated April 9, 2003, between BioTime,
           Inc. and certain holders of Series 2001-A Debentures.(15)
10.19      Standby Purchase Agreement between BioTime and the persons named therein as Guarantors and Participating Debenture
           Holders(16)
23.1       Consent of Deloitte & Touche, LLP(16)
23.2       Consent of BDO Seidman, LLP(16)
23.3       Consent of Counsel (included in Exhibit 5)(17)

---------------

(1) Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended June 30, 1998.

(2) Incorporated by reference to Registration Statement on Form S-1, File Number 33-44549 filed with the Securities and Exchange Commission on December 18, 1991, and Amendment No. 1 and Amendment No. 2 thereto filed with the Securities and Exchange Commission on February 6, 1992 and March 7, 1992, respectively.

(3) Incorporated by reference to Registration Statement on Form S-1, File Number 33-48717 and Post-Effective Amendment No. 1 thereto filed with the Securities and Exchange Commission on June 22, 1992, and August 27, 1992, respectively.

(4) Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended June 30, 1994.

(5) Incorporated by reference to the Registrant's Form 10-Q for the quarter ended March 31, 1997.

(6) Incorporated by reference to Registration Statement on Form S-8, File Number 333-101651 filed with the Securities and Exchange Commission on December 4, 2002.

(7) Incorporated by reference to the Registrant's Form 10-Q for the quarter ended March 31, 1999.

(8)  Incorporated by reference to the Registrant's Form 8-K, filed April 24,
     1997.

(9) Incorporated by reference to the Registrant's Form 10-Q for the quarter ended June 30, 1999.

(10) Incorporated by reference to the Registrant's Form 10-K for the year ended December 31, 1999.

(11) Incorporated by reference to the Registrant's Form 10-K for the year ended December 31, 2000.

(12) Incorporated by reference to the Registrant's Form 10-Q for the quarter ended June 30, 2001.

(13) Incorporated by reference to the Registrant's Form 10-K for the year ended December 31, 2001.

(14) Incorporated by reference to the Registrant's Form 10-Q for the quarter ended June 30, 2002.

(15) Incorporated by reference to the Registrant's Form 10-K/A-1 for the year ended December 31, 2002.

(16) Filed herewith.

(17) To be filed by amendment